

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 18, 2016

Mr. Hiroo Unoura
Chief Executive Officer
Nippon Telegraph and Telephone Corporation
Otemachi First Square, East Tower, 5-1, Otemachi 1-Chome, Chiyoda-Ku
Tokyo 100-8116
Japan

> **Re: Nippon Telegraph and Telephone Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2015**
> **Filed June 30, 2015**
> **File No. 001-08910**

Dear Mr. Unoura:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
14. Equity, page F-50

> We note your disclosure that the Companies Act of Japan provides certain limitations on the amounts available for dividends. We also note you disclose the amount of your statutory retained earnings available for the payment of dividends.   Please tell us if there are any restrictions on the ability of your subsidiaries to transfer funds to you for distribution to shareholders or other uses. If there are restrictions, tell us how you considered the disclosure requirements related to the restricted net assets of your subsidiaries in Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X regarding Schedule I – condensed financial information of the registrant. Also, please address the requirement to disclose the nature and extent of restrictions on the ability of subsidiaries to transfer funds in the liquidity section at page 85, as described in Item 5(B)(1)(b) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Associate Chief Accountant
AD Office 11 – Telecommunications

Cc: Stuart A. Morrissy, Esq.